

SECURITII **07003442** ;ION

8-66940

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SEC MAIL
PROCESSING
RECEIVED
MAR - 1 2007
SECTION
WASH. DC
199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-66985~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **NOVEMBER 14, 2005** (MM/DD/YY) AND ENDING **DECEMBER 31, 2006** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

SCOTTISH RE CAPITAL MARKETS, INC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

13840 Ballantyne Corporate Place
Suite 500
Charlotte, NC 28277

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name - *if individual, state last, first, middle name*)

100 North Tryon Street, Suite 3800	**Charlotte,**	**NC**	**28246**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/22

OATH OR AFFIRMATION

I, **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Scottish Re Capital Markets, Inc.** as of **DECEMBER 31, 2006**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: **NONE.**



Signature

Financial & Operations Principal

Title



Notary Public

KAREN M. MITCHELL
No. 01MI6138824
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Dec. 27, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Scottish Re Capital Markets, Inc.

Financial Statements and Supplemental Information

Period from November 14, 2005 through December 31, 2006

Contents

REPORT OF INDEPENDENT AUDITORS

Stockholder and Board of Directors
Scottish Re Group Limited

We have audited the accompanying statement of financial condition of Scottish Re Capital Markets, Inc. (the Company, which is a wholly owned indirect subsidiary of Scottish Re Group Limited) as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the financial position of Scottish Re Capital Markets, Inc. at December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Charlotte, NC
February 28, 2007

Ernst & Young LLP

Scottish Re Capital Markets, Inc.

Statement of Financial Condition

December 31, 2006

Assets	
Cash	$ 819,940
Receivables from affiliates	5,863,512
Deferred tax asset	733,374
	$7,416,826
Liabilities and stockholder's equity	
Liabilities:	
Accounts payable	$ 4,070
Payables to Parent (includes $2,425,881 current tax liability)	2,457,906
	2,461,976
Stockholder's equity:	
Common stock (1,000 shares authorized; 100 shares issued and outstanding; $0.01 par value)	1
Additional paid-in capital	1,156,135
Retained earnings	3,798,714
Total stockholder's equity	4,954,850
Total liabilities and stockholder's equity	$7,416,826

See accompanying notes.

Scottish Re Capital Markets, Inc.

Notes to Statement of Financial Condition

December 31, 2006

1. Organization

Scottish Re Capital Markets, Inc. (the "Company"), formerly named Tartan Wealth Management, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") in the State of North Carolina and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company received its NASD approval for membership on November 14, 2005.

The Company assists smaller primary life insurers to securitize the reserve requirements for their subscale blocks of Regulation XXX business. Either alone or through an alliance with an investment banking firm, the Company will advise in the sourcing, structuring and distribution of the securities. The Company will conduct the above business via private placements of securities. The Company is wholly owned by Scottish Holdings, Inc., which is wholly owned by Scottish Holdings (Barbados) Ltd. (the "Parent"), which is wholly owned by Scottish Annuity & Life Insurance Company (Cayman) Ltd., which is ultimately owned by Scottish Re Group Limited and its shareholders (Scottish Re Group Limited is a NYSE Listed Company).

The Company is exempt from rule 15c3-3 of the SEC under paragraph (k)(2)(i) of that rule.

2. Summary of Significant Accounting Policies

Basis of Preparation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Revenue and Expense Recognition
Revenues from placement services are recognized when the transaction closes and realization is assured. Expenses are recognized as they are incurred.

Cash and Cash Equivalents
At times during the year, the Company's cash accounts exceeded the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk. The Company considers investments in financial instruments with maturities of less than 90 days when issued to be cash equivalents.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company files a consolidated income tax return which includes the Company and other related entities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

The Company shares office space and personnel with its sole Parent, for which it is charged monthly. For the period ended December 31, 2006, rental and payroll expenses amounted to $6,500 and $130,135, respectively. In addition, for the period ended December 31, 2006, the Company had an inter-company receivable in the amount of $5,863,512 from Scottish Holdings, Inc. and Scottish Annuity Life Insurance Company related to securities offerings. Finally, for the period ending December 31, 2006, the Company had an inter-company payable of $2,457,906, of which $2,425,881 related to income taxes described in Note 4.

4. Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The Company, generally, files separate state and local income tax returns but, where applicable, is included in a combined state income tax return with the Parent and certain other subsidiaries of the Parent. If included in a combined return, state and local taxes are calculated as if the Company filed a separate state income tax return.

4. Income Taxes (continued)

The components of income tax expense for the period ended December 31, 2006 are as follows:

Federal	$ 1,991,722
State	434,159
	$ 2,425,881

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are reflected without reduction for a valuation allowance. The Company has a deferred tax asset of $733,374 related to net operating losses from its predecessor, Tartan Wealth Management. There are no deferred tax liabilities.

At December 31, 2006, the Company believes that it is more likely than not that they will realize the benefit of all gross deferred tax assets in future years. At December 31, 2006, the Company had net operating loss carry-forwards of $2,156,982 for income tax purposes that will expire in years 2021 to 2025.

The provision for federal income taxes incurred is different from that which would be obtained by applying the statutory Federal income tax rate to income before income taxes. The significant items causing this difference are as follows:

Provision computed at statutory rate	$ 2,139,336
State income taxes	286,545
Total	$ 2,425,881

5. Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital of $770,845, which was $606,713 in excess of its required net capital of $164,132. The Company's ratio of aggregate indebtedness to net capital was 3.19 to 1.

END